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                              January 16, 2024

       Jie Xiao
       Chief Executive Officer
       YSX Tech Co., Ltd
       401, 4 / F, Building 12
       1601 South Guangzhou Avenue
       Haizhu District, Guangzhou, Guangdong, PRC

                                                        Re: YSX Tech Co., Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
22, 2023
                                                            File No. 377-06871

       Dear Jie Xiao:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted December 22, 2023

       Risk Factors, page 20

   1. We note the changes you made to your disclosure in the first, second, third and fifth risk factors of this section
relating to legal and operational risks associated with operating in
                                                        China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was filed on November 17,
                                                        2023, warranting
revised disclosure that mitigates the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
  Jie Xiao
YSX Tech Co., Ltd
January 16, 2024
Page 2
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
         We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of November 17, 2023.
       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any questions.



FirstName LastName Jie Xiao                                     Sincerely,
Comapany NameYSX Tech Co., Ltd
                                                                Division of
Corporation Finance
January 16, 2024 Page 2                                         Office of Trade
& Services
FirstName LastName